
August 14, 2023

Bala Padmakumar
Chief Executive Officer
Monterey Capital Acquisition Corporation
419 Webster Street
Monterey, California 93940

      Re: Monterey Capital Acquisition Corporation
           Form 10-K for the Year Ended December 31, 2022
           Filed April 20, 2023
           File No. 001-41389

Dear Bala Padmakumar:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation